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March 5, 2020

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Superior Industries International, Inc. (the “Company”)
PREC14A preliminary proxy statement filing made on Schedule 14A
Filed on February 19, 2020 by D.C. Capital Advisors, Ltd., et al. (the “Proxy Statement”)
File No. 001-35409

Dear Mr. Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated February 20, 2020 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with D.C. Capital Advisors, Ltd. and the other participants in its solicitation (collectively, “D.C. Capital”) and provide the following responses on D.C. Capital’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement filed on Schedule 14A

General

1.	Please advise us when the participants anticipate distributing their proxy statement. Given that reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

D.C. Capital acknowledges the Staff’s comment and advises the Staff that it does not currently intend on distributing its definitive proxy statement prior to the Company’s distribution of its own definitive proxy statement; provided, however, that if D.C. Capital distributes its definitive proxy statement prior to the Company distributing its definitive proxy statement, D.C. Capital understands that it will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and will subsequently provide any omitted information in a supplement to its definitive proxy statement after the information has been made public by the Company in order to mitigate such risk.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 5, 2020

Quorum; Broker Non-votes; Discretionary Voting, page 21

2.	Inconsistent disclosures in this section suggest that the possibility remains that broker non-votes could exist. Please provide us with a brief legal analysis regarding the permissibility of broker non-votes in the instant contested solicitation, or revise to remove this inconsistency.

D.C. Capital acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 21 of the Proxy Statement.

Additional Participant Information, page 24

3.	Please refer to the following sentence on page 22: “Each participant in this solicitation disclaims beneficial ownership of the shares of Common Stock that he or it does not directly own.” Advise us of the legal basis upon which beneficial ownership could be disclaimed by such persons. Please refer to In re Coca Cola Co., Exchange Act Release No. 13,655 (June 21, 1977); and In re Douglas Kass, Exchange Act Release No. 31,046 (August 17, 1992).

D.C. Capital acknowledges the Staff’s comment and respectfully advises the Staff that the above-referenced statement relates solely to the Nominee (as opposed to the collective group of Participants). Because the Nominee is a Participant in D.C. Capital’s solicitation and certain of the other Participants own securities of the Company, D.C. Capital included this disclaimer language to make it clear that such Nominee is not the beneficial owner of the securities reported owned by the other Participants in the Proxy Statement. To further clarify, the Nominee making this disclaimer does not have voting or investment power over any of the securities reported beneficially owned by the other Participants in the Proxy Statement.

Under Rule 13d-4 of the Exchange Act, “any person may expressly declare in any statement filed that the filing of such statement shall not be construed as an admission that such person is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.” While the Proxy Statement is neither a Schedule 13D nor Schedule 13G filing, D.C. Capital believes this language is appropriate to use in the context of the Nominee, who does not own, and should not be deemed to beneficially own, any securities of the Company reported owned by the other Participants.

Notwithstanding the foregoing, D.C. Capital has removed this statement from the Proxy Statement to avoid any confusion.

Form of Proxy

4.	Please refer to the following statement: “There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if our Nominees are elected.” Please revise to conform to the fact that the participants have only nominated one director candidate.

D.C. Capital acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see the form of proxy.

* * * * *

March 5, 2020

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Elizabeth Gonzalez-Sussman

Elizabeth Gonzalez-Sussman

cc:	Douglas L. Dethy, D.C. Capital Advisors, Ltd.